

Arshia Noori · 2nd

CEO & CFO at Spiked (NuVessl Frozen Desserts)

Calgary, Alberta, Canada · Contact info

256 connections

1 mutual connection: Jeff Dion

Connect | Message | More

Spiked

UBC Sauder School of Business

About

"And if you take one from three hundred and sixty-five what remains?"

"Three hundred and sixty-four, of course."

...see more

Featured

Link


Spiked

Spiked Sorbet

Spiked Sorbet

Spiked Sorbet uses revolutionary freezing technology to produce premium, hand-crafted sorbet. It's the perfect way to Spike your day. ALL NATURAL • LOW CALORIE • GLUTEN FREE • 5% ABV

Link



NuVessl | Life. Enhanced.

Life. Enhanced.

NuVessl's business strategy is to cultivate a portfolio of companies each harnessing our technology in unique ways specific to different industries. NuVessl utilizes its uniquely formulated, patent-protected and proven nano-lipidic particle liposome...

Activity

257 followers

Arshia hasn't posted lately

Arshia's recent posts and comments will be displayed here.

Show all activity →

Experience

CEO & CFO
Spiked · Full-time
Nov 2019 - Present · 3 yrs
Calgary, Alberta, Canada

Say hello to all-natural frozen desserts with a boozy edge. It's where hand-crafted sorbet hits it's boozy edge. It's the grown up way to reward yourself. ALL NATURAL • LOW CALORIE • VEGAN • GL! ...see more

NuVessl Inc.
4 yrs 11 mos

- **Vice President**
  Oct 2019 - Present · 3 yrs 1 mo
  Calgary, Canada

  NuVessl's technology makes existing products better, and enables the creation of new products that would otherwise be impossible without our nano-encapsulation platform. ...see more

- **Senior Business Analyst**
  May 2018 - Oct 2019 · 1 yr 6 mos
  Calgary, Alberta

- **Operations Management Consultant**
  Dec 2017 - May 2018 · 6 mos
  Calgary, Alberta

  Operational & strategic analysis for increasing manufacturing plant capacity by 200%-300% at the FDA-registered facility of NuVessl's wholly owned subsidiary.

Investment Associate
Mission Investment Group
Aug 2016 - Apr 2017 · 9 mos
Calgary, Alberta

Private capital investments in the Canadian energy space.
...see more

Research Associate
TD Securities
Jul 2013 - Jul 2016 · 3 yrs 1 mo
Calgary, Alberta

• Equity valuation of Canadian oil and gas E&P companies, across capitalizations and resource plays
• Granted independent stock coverage ...see more

Research Associate
Jennings Capital Inc.
Oct 2011 - Jun 2013 · 1 yr 9 mos
Calgary, Alberta

Equity valuation of junior oil and gas E&P companies, covering the Canadian conventional heavy oil space

and select international firms.

Education

UBC Sauder School of Business
MSc in Business Administration, Finance
2008

Advanced topics in finance theory; portfolio optimization, asset pricing, stochastic modelling, derivatives, empirical testing, asymmetric information, real options, and contract theory

University of Waterloo
BASc (Honours), Electrical Engineering
2004

Physics Option, Co-operative Education Program

Skills

Financial Modeling

Enterprise Valuation

Entrepreneurship

Show all 9 skills →

Interests

Companies Groups

ÆVUS Venture Partners
445 followers
+ Follow

Stori
113 followers
+ Follow

Show all 8 companies →